August 15, 2008

VIA EDGAR AND FEDERAL EXPRESS

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
Washington, DC 20549

Re:	Derma Sciences, Inc. – File No. 333-151028; Registration Statement on Form S-1 – Amendment No. 1

Dear Ms. Fisher:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment 1 to the above captioned registration statement on Form S-1 (originally on Form S-3). The headings Form S-3 Eligibility and Selling Shareholders, and paragraph numbers thereunder, refer to corresponding headings and paragraph numbers of the staff’s June 12, 2008 comment letter.

Form S-3 Eligibility – Responses to Staff’s Comments

1.     Amendment on Form S-1. We have amended the form for registration of the transaction from Form S-3 to Form S-1 and have supplementally provided the staff with marked copies to indicate changes.

Selling Shareholders – Responses to Staff’s Comments

2.     Rule 415(a)(1)(i) Analysis. We discuss below factors bearing upon the Registrant’s eligibility to register shares of the selling shareholders on a shelf basis under Rule 415(a)(1)(i):

(a)     Ratio of Total Shares under Registration to Adjusted Public Float. The ratio of total shares under registration to the adjusted public float is 52.6% calculated as follows:

Common stock outstanding		40,140,743

Less:

Common stock held by ten percent
shareholders[1]	17,602,259
Common stock held by directors[2]	1,471,768
Common stock held by officers[3]	561,684
Common stock under registration for
selling shareholders, net[4]	2,850,00

Subtotal		22,485,711

Adjusted public float		17,655,032

_________________
1See Table 1 attached.
2See Table 2 attached.
3See Table 3 attached.
4See Table 4 attached. Outstanding common stock under registration totals 6,100,000 shares. The 2,850,000 shares set forth in the table reflect outstanding common stock under registration less 3,250,000 shares of common stock under registration that are included in the shares of ten percent shareholders on Table 1.

Peggy Fisher, Esq.
August 15, 2008

Total Shares under Registration (9,292,500)
= 52.6%

Adjusted Public Float (17,655,032)

(b)     Ratio of Outstanding Shares under Registration to Adjusted Public Float. The ratio of outstanding shares under registration to the adjusted public float is 34.6% calculated as follows:

Outstanding Shares under Registration (6,100,000)
= 34.6%

Adjusted Public Float (17,655,032)

(c)     Ratio of Total Shares under Registration to Total Public Float. The ratio of total shares under registration to the total outstanding shares is 23.1% calculated as follows:

Total Shares under Registration (9,292,500)
= 23.1%

Total Outstanding Shares (40,140,743)

(d)     Selling Shareholders’ Attributes Support the Conclusion that the Offering is Secondary. None of the selling shareholders is a licensed broker-dealer and none have ever participated in the underwriting of securities. The selling shareholders owning the largest positions under registration, LB I Group Inc. and William Harris Investors, Inc., also own 6,428,560 and 2,142,860 shares of the Registrant’s common stock, respectively, that were registered as of January 2, 2008.5 None of these shares have been sold. LB I Group Inc. filed on April 11, 2008 Schedule 13D wherein it represents that the common stock and warrants under registration “were acquired in the ordinary course of business for investment purposes.”

All selling shareholders are “passive” investors and no selling shareholder maintains, or has requested, membership or observer status on the Registrant’s board of directors. Likewise, no selling shareholder has sought to influence the Registrant’s corporate strategy.

We respectfully submit that the foregoing attributes of the selling shareholders weigh in favor of a finding that the present offering is secondary and entitled to registration on a shelf basis.

(e)     The Ratio of the Registrant’s Trading Volume to the Shares Under Registration Supports the Conclusion that the Offering is Secondary. For the three months preceding the purchase by the selling shareholders of the securities under registration, the average daily trading volume of the Registrant’s common stock was 57,748 shares. It is reasonable to assume that the 9,292,500 shares under registration could not be placed on the market without material adverse effect upon the Registrant’s share price (and, consequently, the selling shareholders’ investments in the Registrant’s securities). Further, given present and foreseeable trading volumes, it would take months, if not years, for the selling shareholders to liquidate their positions in the Registrant via the public markets.

Given the likely adverse economic consequences thereof to the selling shareholders and the Registrant, together with the protracted period required for its accomplishment, we respectfully submit that it is not reasonable to ascribe to the selling shareholders or the Registrant an intent to engage in the primary distribution of the shares under registration.

(f)     The Selling Shareholders’ Purchase of the Shares Under Registration at a Premium to Market Belies an Intent to Distribute the Shares. PIPE transactions whose selling shareholders are deemed to be underwriters of primary offerings typically follow a similar pattern. That is, selling shareholders purchase the issuer’s shares at a discount to market with the intention of selling “at market” and thereby generating gain in the nature of underwriting

_________________
5LB I Group Inc. and William Harris Investors, Inc. beneficially own 25.8% and 11.0%, respectively, of the Registrant’s outstanding common stock, and 3,000,000 and 1,875,000, respectively, of the shares under registration.

Peggy Fisher, Esq.
August 15, 2008

commissions. Unquestionably, purchasing the issuer’s securities at a discount to market is essential to the “PIPE as a primary offering”scheme. Absent the purchase at a discount to market of the issuer’s securities, the economic rationale for a primary PIPE offering vanishes.

The Registrant’s common stock as reported on the OTC Bulletin Board closed on April 1, 2008 at $0.80 on volume of 163,200 shares. The present transaction closed on the morning of April 2, 2008. Far from receiving a discount, the selling shareholders purchased the outstanding shares under registration at $1.00 per share, i.e. a 25% premium to market. The exercise price of the bundled series K warrants is $1.20, i.e. a 50% premium to market.

As of the date of their purchase of the shares under registration, the selling shareholders could not reasonably have envisioned that near-term distribution of the shares could be effected other than at a substantial loss. Given the substantial premium to market paid by the selling shareholders for the shares under registration, and the virtually inevitable losses that selling shareholders would incur should they place the shares under registration on the market, we respectfully submit that it is not reasonable to ascribe to the selling shareholders an intention to engage in the primary distribution of shares.

3.     Individuals Maintaining Voting and Dispositive Authority. We have disclosed in the selling shareholders table under the heading Selling Shareholders – Beneficial Owners all individuals who maintain voting and dispositive authority relative to the shares offered for resale.

4.     Information Concerning LB I Group Inc. LB I Group Inc. is a wholly owned subsidiary of Lehman Brothers, Inc., a registered broker-dealer, and holds certain investments on behalf of Lehman Brothers. No individuals or entities other than Lehman Brothers, Inc. own any interest in LB I Group. LB I Group invests in a variety of industries including health care, energy, autos, media and telecommunications. LB I Group is not a licensed broker-dealer and it does not participate in the underwritings and syndications conducted by Lehman Brothers.

5.     Disclosure of Selling Shareholders’ Common Stock Outstanding and Underlying Common Stock. We have provided for each of the selling shareholders footnote disclosure to the selling shareholders table under the heading Shares Offered Hereby to reflect common stock outstanding and common stock underlying the series K warrants.

Summary of Amendments

We summarize below amendments to the registration statement and prospectus in addition to those specifically requested by the staff and described hereinabove:

Form S-1 – Cover Page

We modified the cover page of the registration statement to conform to the requirements of Form S-1.

Prospectus – Cover Page

We updated the common stock quotation in the second paragraph.

We updated the prospective date of the prospectus.

Prospectus – Page 2

We modified the Table of Contents to reflect the additional topics described in the prospectus.

We added the topic About This Prospectus.

Prospectus – Pages 3-4

We added the topic Prospectus Summary.

Peggy Fisher, Esq.
August 15, 2008

Prospectus – Risk Factors – Page 5

We amended the second risk factor to indicate losses for the first six months of 2008 and the accumulated deficit as of June 30, 2008.

Prospectus – Risk Factors – Page 6

We amended the Trading Range table to reflect high and low prices for the first seven months of 2008.

Prospectus – Forward Looking Statements – Page 9

We added the heading Forward Looking Statements to the subject topic.

Prospectus – Where You Can Find More Information – Page 9

We updated the information set forth under this heading.

Prospectus – Incorporation of Certain Information by Reference – Page 10

We added the subject heading above the description of documents incorporated in the prospectus by reference.

We added Forms 8-K filed June 30 and July 11, 2008 and Form 10-Q filed August 14, 2008 to the documents incorporated by reference.

We updated information relative to obtaining copies of reports incorporated by reference in the prospectus.

Registration Statement – Part II

We added Item 15 – Recent Sales of Unregistered Securities.

We modified the undertakings provided under Item 17 to include certain information required by Item 512 of Regulation S-K.

Very truly yours,

HEDGER & HEDGER

/s/ Raymond C. Hedger, Jr.

Raymond C. Hedger, Jr.

Enclosures

c	Joseph McCann, Esq. Edward J. Quilty John E. Yetter, CPA

Table 1

DERMA SCIENCES, INC.

RULE 415 ANALYSIS

_________________

Ten Percent Shareholders

        The following table sets forth as of July 31, 2008 certain information regarding the beneficial ownership of shares of the Company’s common stock by each person known by the Company to own beneficially more than 10% of the outstanding shares of common stock:

Beneficial Owner	Common Stock Outstanding	Convertible Preferred, Warrants & Options	Total Common Stock	Beneficial Ownership Percentage (1)

LB I Group Inc. (2)(*)	8,428,560	2,607,140	11,035,700	25.816%
William Harris Investors, Inc. (3) (*)	3,392,860	1,160,715	4,553,575	11.025%
Galen Partners (4)	2,114,175	2,284,572	4,398,747	10.368%
Comvita New Zealand Limited (5)	3,666,664	416,666	4,083,330	10.068%

Total (applied against public float)	17,602,259

_________________

(1)

The number of shares beneficially owned and the percent beneficially owned by each entity assume the exercise of all exercisable options (including those that would be exercisable within 60 days of June 30, 2008), the exercise of all warrants and the conversion into common stock of all convertible preferred stock owned by such entity. The percent beneficially owned is a fraction the numerator of which is the number of shares of common stock beneficially owned by each entity and the denominator of which is the number of outstanding shares of common stock plus the number of shares of common stock which would be issued upon exercise by the subject entity of its own options and warrants and the conversion into common stock of its own convertible preferred stock.

(2)

LB I Group Inc. can be reached at: 399 Park Avenue, 9th Floor, New York, New York 10022. Ownership consists of: 8,428,560 shares of common stock (2,000,000 of which are presently sought to be registered), 1,607,140 series J warrants and 1,000,000 series K warrants (the underlying shares of which are presently sought to be registered).

(3)

William Harris Investors, Inc. can be reached at: 191 North Wacker Drive, Suite 1500, Chicago, Illinois 60606. Includes shares owned by Panacea Fund, LLC and WHI Select Fund, L.P. See Table 4 – Selling Shareholders. Ownership consists of: 3,392,860 shares of common stock (1,250,000 of which are presently sought to be registered), 535,715 series J warrants and 625,000 series K warrants (the underlying shares of which are presently sought to be registered).

(4)

The Galen III Partnerships can be reached at: 680 Washington Boulevard, 11th Floor, Stamford, Connecticut 06901. Includes shares owned by Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. Ownership consists of: 2,114,175 shares of common stock, 125,003 shares of series A convertible preferred stock, 416,668 shares of series B convertible preferred stock, 619,055 shares of series C convertible preferred stock, 1,071,346 shares of series D convertible preferred stock and exercisable options to purchase 52,500 shares of common stock. No additional options to purchase common stock will become exercisable within 60 days of June 30, 2008. Bruce F. Wesson, a director of the Company, is a General Partner of the Galen III Partnerships.

(5)	Comvita New Zealand Limited can be reached at: Wilson Road South, Paengaroa, Private Bag 1, Te Puke, New Zealand. Ownership consists of: 3,666,664 shares of common stock and 416,666 series H warrants.
(*)	The Beneficial Owner is also a Selling Shareholder. See Table 4 – Selling Shareholders.

Table 2

DERMA SCIENCES, INC.

RULE 415 ANALYSIS

_________________

Directors

        The following table sets forth as of July 31, 2008 certain information regarding ownership of shares of the Company’s common stock by each of the Company’s Directors:

Director (1)	Common Stock Outstanding

Richard J. Keim (2)	1,175,500
Stephen T. Wills	119,668
James T. O'Brien	81,600
C. Richard Stafford, Esq	60,000
Robert G. Moussa	35,000
Srini Conjeevaram	0
Bruce F. Wesson	0

Total (applied against public float)	1,471,768

_________________

(1)

Excludes shares owned by Edward J. Quilty, President and Chief Executive Officer and Chairman of the Board of Directors, whose shares are reported in Table 3 – Officers. Except as otherwise noted, the address of each of the persons listed is: 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540.

(2)

Richard J. Keim can be reached at: Kensington Management Group, LLC, 200 Park Avenue, New York, New York 10016. Includes shares owned by Kensington Partners L.P., Kensington Partners II L.P., Bald Eagle Fund Ltd. and Peter Orthwein Family Trust. Richard J. Keim, a director of the Company, is a Managing Director of Kensington Management Group, LLC.

Table 3

DERMA SCIENCES, INC.

RULE 415 ANALYSIS

_________________

Officers

        The following table sets forth as of July 31, 2008 certain information regarding ownership of shares of the Company’s common stock by each of the Company’s Officers:

Officer (1)	Office	Common Stock Outstanding

Edward J. Quilty	President and Chief Executive Officer and Chairman of the Board of Directors	416,684
Barry J. Wolfenson	Vice President - Marketing and Business Development	55,000
Robert C. Cole	Executive Vice President - Sales	50,000
John E. Yetter, CPA	Vice President and Chief Financial Officer	40,000
Frederic Eigner	Executive Vice President of Operations and General Manager, Derma Sciences Canada Inc.	0

Total (applied against public float)		561,684

_________________

(1)     The address of each of the persons listed is: 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540.

Table 4

DERMA SCIENCES, INC.

RULE 415 ANALYSIS

_________________

Selling Shareholders

        The following table sets forth the shares of the Company’s common stock sought to be registered on behalf of each Selling Shareholder:

Selling Shareholder	Common Stock Outstanding	Series K Warrants	Total Common Stock

LB I Group Inc. (1)	2,000,000	1,000,000	3,000,000
WHI Select Fund, L.P. (2)	1,250,000	625,000	1,875,000
1837 Partners L.P. (3)	838,650	419,325	1,257,975
Wanger Long Term Opportunity Fund II, LP(4)	600,000	300,000	900,000
Granite Creek Flexcap I, LP (5)	500,000	250,000	750,000
1837 Partners QP L.P. (3)	333,600	166,800	500,400
1837 Partners Ltd. (3)	327,750	163,875	491,625
Iroquois Master Fund Ltd. (6)	250,000	125,000	375,000
Oppenheimer & Co. Inc. (7)	0	142,500	142,500

Subtotal	6,100,000	3,192,500	9,292,500

Less:
Common stock included in amounts reported on
Table 1 – Ten Percent Shareholders

LB I Group Inc	2,000,000
WHI Select Fund, L.P.	1,250,000

Subtotal	3,250,000

Net common stock (applied against public float)	2,850,000

_________________

(1)	LB I Group Inc. can be reached at: 399 Park Avenue, 9th Floor, New York, New York 10022.
(2)

WHI Select Fund, L.P., together with Panacea Fund, LLC, an investor owning 2,142,860 shares of common stock and 535,715 series J warrants, are managed by William Harris Investors, Inc., an affiliate of the Company. See Table 1 – Ten Percent Shareholders. William Harris Investors, Inc. can be reached at: 191 North Wacker Drive, Suite 1500, Chicago, Illinois 60606.

(3)

1837 Partners L.P., 1837 Partners QP L.P. and 1837 Partners Ltd. are managed by RMB Capital Managers, LLC. RMB Capital Managers, LLC can be reached at: 115 South LaSalle Street, 34th Floor, Chicago, Illinois 60603.

(4)	Wanger Long Term Opportunity Fund II, LP can be reached at: 401 North Michigan Avenue, 13th Floor, Chicago, Illinois 60611.
(5)	Granite Creek Flexcap I, LP can be reached at: 222 West Adams Street, Suite 1980, Chicago, Illinois 60606.
(6)	Iroquois Master Fund Ltd. can be reached at: 641 Lexington Avenue, 26th Floor, New York, New York 10022.
(7)	Oppenheimer & Co. Inc. can be reached at: 125 Broad Street, New York, New York 10004.

T-4